Exhibit 99.3

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the three and fifteen months ended September 30, 2010

TABLE OF CONTENTS
INTRODUCTION	4
BUSINESS PROFILE AND STRATEGY	4
Operational	5
Financial	6
Selected Annual Information	7
OVERALL FINANCIAL PERFORMANCE	8
2010 Highlights and Outlook	8
Industry and economic review	10
SELECTED FINANCIAL INFORMATION	11
FINANCIAL ANALYSIS	12
Branch Count	12
Revenue	13
Same Branch Revenues	14
Branch Operating Income and Operating Income	15
Expenses (excluding retention payments, amortization and class action settlements)	15
Retention Payments	16
Amortization	16
Income Taxes	16
LIQUIDITY AND CAPITAL RESOURCES	16
Normal Course Issuer Bid	17
Contractual Obligations	17
SUMMARY OF QUARTERLY RESULTS	18
Fifth Quarter	18
RELATED PARTY TRANSACTIONS	20
RISK FACTORS AFFECTING PERFORMANCE	20
Consumer Protection Regulations	21
Legal Proceedings	21
Third Party Lenders/Retention Payments	23
CRITICAL ACCOUNTING ESTIMATES	24
Revenue Recognition	24
Consumer Loans Receivable	24
Provisions for Loan Losses	25
Retention Payments	25
Amortization Policies and Useful Lives	25
Goodwill	26
Intangible Assets	26
Long-term investments	27
Leases	27
Contingencies	27
Income Tax Estimates and Future Income Taxes	27
Stock Based Compensation	27
Accounting for the Impairment of Long-Lived Assets	27

Financial Instruments	28
Capital Disclosures	29
CHANGES IN ACCOUNTING POLICIES AND PRACTICES	30
Goodwill and Intangible Assets	30
Business Combinations	30
Consolidated Financial Statements	30
Non-Controlling Interests	31
Financial Instruments - Recognition and Measurement	31
Financial Instruments - Disclosures	31
Equity	32
Comprehensive Revaluation of Assets and Liabilities	32
RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED	32
International Financial Reporting Standards (IFRS)	32
CONTROLS AND PROCEDURES	32
Disclosure Controls and Procedures	32
Internal Control over Financial Reporting	33
Evaluation of Effectiveness	33
Limitations on the Effectiveness of Disclosure Controls and Procedures and Internal Controls over Financial Reporting	33
OUTSTANDING SHARE DATA	34
DIVIDENDS	34
OTHER	34
Cautionary Statement Regarding Forward-looking Information	34
Non-GAAP Measures	35
EBITA Reconciliation	35

INTRODUCTION

The following management’s discussion and analysis (MD&A) should be read in conjunction with The Cash Store Financial Services Inc.’s (Cash Store Financial or the Company)  fiscal 2010 audited consolidated financial statements for the fifteen months ended September 30, 2010, which are available on SEDAR (www.sedar.com) and the United States Securities and Exchange Commission (www.sec.gov).

All figures are presented in Canadian dollars and are reported in accordance with Canadian generally accepted accounting principles.

In 2010, we changed our fiscal year end from June 30 to September 30.  The fiscal year end change results in a 15 month reporting period from July 1, 2009 to September 30, 2010.  The information is presented and computed as of and for the fifteen months ended September 30, 2010, and twelve months ended June 30, 2009.

This MD&A is dated as of November 24, 2010.

BUSINESS PROFILE AND STRATEGY

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information located at the end of this MD&A.

Cash Store Financial is an alternative to traditional banks, providing short-term advances and other financial services, to serve the needs of everyday people through our two branch banners: The Cash Store and Instaloans.  The Cash Store and Instaloans, primarily act as brokers to facilitate short-term advances and to provide other financial services to income-earning consumers. We also provide a range of in-demand financial products that are not supplied by traditional financial institutions. Driven by a dynamic workforce, a performance-based culture, and a commitment to strong business fundamentals, at September 30, 2010, we owned and operated 544 branches in nine provinces, two territories and the United Kingdom.  We employed approximately 2,000 associates across Canada and the United Kingdom.  Cash Store Financial is the only broker of short-term advances and provider of other financial services in Canada that is publicly traded on the Toronto Stock Exchange. Cash Store Financial trades under the symbol “CSF” on the Toronto Stock Exchange and under the symbol “CSFS” on the New York Stock Exchange.

Our business is based on the recognition that the needs of a segment of the population are not being met by traditional financial institutions. Our strategic objective is to establish The Cash Store and Instaloans as Canada’s provider of choice for short-term advances and other financial services by offering a wide range of products, a high level of customer service, and convenient locations and hours of operation.

In addition to meeting our customers’ needs by providing small, short-term loans which can be accessed quickly, we also offer financial product insurance, cheque cashing products, bank accounts, money transfers, pre-paid master cards, debit cards, term loans, and prepaid phone cards.

As an important component in the execution of our long term product diversification strategy, bank accounts were introduced nationally across the branch network in February 2010. Accounts are Canada Deposit Insurance Corporation (CDIC) insurable and are offered through an agency agreement with a third party bank that is a federally regulated Schedule I bank. Management continues to be pleased by the interest of our customer base in the product and the revenue generated from these accounts. The agreement also offers Cash Store the opportunity to pursue other banking products and services that will enable the company to continue to diversify its product suite and build ancillary revenue.

Our commitment to expanding into untapped markets remains strong. Aggressive openings in the Canadian market place as well as testing new markets are two of our primary focuses. The Canadian market potential is strong and with the implementation of provincial regulations, we will take advantage of our large footprint and continue our aggressive expansion. With our openings in the United Kingdom, we are seeing promising results and are excited about the opportunities for future aggressive expansion in this area.

Investor relations are an important part of our future growth plans and we are very excited about the opportunities that have been opened with our listing on the New York Stock Exchange.

To ensure the implementation of our strategic imperatives, our primary areas of focus are in human resources, collections, training and marketing. Improvements to the infrastructure in these areas will continue to occur.

Cash Store Financial is committed to the communities we serve.  As part of this commitment we have partnered with the Alberta Diabetes Foundation and the Alberta Diabetes Institute.  We have committed to raise $7.5 million. In recognition of this commitment, the Company was one of 16 companies recognized with a “Roll of Honour” award by the Alberta Association of Fund Raising Executives. The “Roll of Honour” award celebrates extraordinary commitment and contributions from corporate citizens and individuals around Alberta to the non-profit sector.

Cash Store Financial’s strategic priorities are:

Operational

Operational strategic priorities can be broken down into four main strategic priorities that include:

1)	Maturation of branch network:

•	Continued focus on improving Branch Operating Income (BOI) margins for all our branches;

•
Developing a motivated, knowledgeable team of associates dedicated to serving our customers through an integrated communication and training strategy that includes Cash Store College and Cash Store TV;

•	Further integrating the marketing and training departments to achieve effective alignment with operations; and

•	Providing strong leadership through in-the-field, hands-on involvement of senior management.

2)	New branch openings:

•
Further expanding our leading position in the Canadian alternative financial services industry through aggressive organic growth into underserved communities or via the acquisition of existing operators at accretive EBITA (earnings before interest, income taxes, stock-based compensation, and amortization of capital and intangible assets) multiples.

3)	Growing existing product lines:

•	Providing superior service and complementary products with further diversification of the revenue stream.

4)	International expansion:

•	Further expanding our branch network in the United Kingdom (UK);

•	Owning an 18% interest in The Cash Store Australia Holdings Inc. (AUC) which owns and operates 63 branches in Australia; and

•
Owning a 16% interest in RTF Financial Holdings Inc. (RTF), which is in the business of short-term lending, by utilizing highly automated mobile technology (SMS text message lending).  RTF currently operates in Finland, Sweden, Denmark, the Netherlands, and the UK with expansion plans to other European countries.

Financial

•	Maximizing shareholder value by growing our earnings per share;

•	Utilizing our strong balance sheet to capitalize on regulatory changes as they occur, namely, through reducing our cost of capital in regulated provinces;

•	Controlling or reducing costs through a strong focus on operational excellence and by taking advantage of our growing buying power; and

•	Accelerating profitability for our newer branches through enhanced branch opening processes.

Selected Annual Information

		Fifteen	Twelve	Twelve
Thousands of dollars, except for per share amounts and branch figures		Months Ended	Months Ended	Months Ended
Consolidated results		September 30	June 30	June 30
		2010	2009	2008
No. of branches	Canada	542	424	384
	United Kingdom	2	-	-
		544	424	384
Revenue
Brokerage		$171,612	$122,572	$107,169
Other income		50,165	27,933	23,630
		221,777	150,505	130,799
Branch expenses
Salaries and benefits		62,265	40,634	35,399
Retention payments		28,167	17,988	20,111
Selling, general and adminstrative		21,875	17,326	16,621
Rent		17,907	11,300	10,279
Advertising and promotion		5,536	3,971	4,128
Provision for loan losses		788	49	-
Amortization of capital assets		7,006	4,679	4,425
		143,544	95,947	90,963
Branch operating income		78,233	54,558	39,836
Regional expenses		14,336	8,169	7,440
Corporate expenses		21,166	16,627	11,182
Other amortization		2,055	1,333	822
Income before income taxes and class action settlements		40,676	28,429	20,392
Class action settlements		2,915	6,910	-
Loss from discontinued operations		-	-	(1,716)
EBITA *		48,100	28,583	26,271
Net income and comprehensive income		$26,464	$14,647	$10,806
Weighted average number of shares outstanding
- basic		16,913	17,958	20,124
- diluted		17,522	18,040	20,242
Basic earnings per share
Income from continuing operations		$1.56	$0.82	$0.62
Loss from discontinued operations		-	-	(0.08)
Net income and comprehensive income		1.56	0.82	0.54
Diluted earnings per share
Income from continuing operations		1.51	0.81	0.62
Loss from discontinued operations		-	-	(0.09)
Net income and comprehensive income		$1.51	$0.81	$0.53
Consolidated Balance Sheet Information
Working capital		$15,282	$9,667	$16,740
Total assets		115,045	83,796	81,787
Total long-term liabilities		9,882	2,959	1,800
Total liabilities		31,690	17,944	10,585
Cash dividends declared per share		0.54	0.20	0.15
Shareholders' equity		$83,355	$65,852	$71,202
*EBITA - earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

OVERALL FINANCIAL PERFORMANCE

2010 Highlights and Outlook

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

	Three Months	Three Months	Fifteen	Twelve
Thousands of dollars, except for per share amounts	Ended	Ended	Months Ended	Months Ended
Consolidated results	September 30	September 30	September 30	June 30
	2010	2009	2010	2009
Branch operating income	$16,886	$15,725	$78,233	$54,558
Net income
Before class action expenses net of tax	7,682	5,640	28,507	19,353
Net income and comprehensive income	7,682	5,640	26,464	14,647
Earnings before interest, taxes, stock based compensation, amortization, and class action expenses	11,132	10,725	51,015	35,493
Earnings before interest, taxes, stock based compensation, and amortization	11,132	10,725	48,100	28,583
Diluted earnings per share
Before class action expenses net of tax	0.42	0.33	1.63	1.07
Net income and comprehensive income	$0.42	$0.33	$1.51	$0.81

Net income for the fifteen month period ended September 30, 2010, after removing class action settlement costs and related taxes was $28.5 million, compared to $19.4 million for the year ended June 30, 2009. Net income and comprehensive income for the fifteen month period ended September 30, 2010, was $26.5 million, compared to $14.6 million for the year ended June 30, 2009.  Diluted earnings per share, before class action settlements costs and related taxes, increased to $1.63 for the fifteen month period ended September 30, 2010, compared to $1.07 for the year ended June 30, 2009.  Diluted earnings per share were $1.51 for the fifteen month period ended September 30, 2010, compared to $0.81 for the year ended June 30, 2009.

Fiscal 2010 earnings were higher as a result of:

•	Record revenues related to the maturation of branches, and the introduction of a new banking product;

•	Increased loan volumes related to the maturing of branches, implementation of new regulatory frameworks, new branch openings and acquisitions; and

•	Record revenue from other services.

We achieved higher earnings, even after taking into consideration the following:

•	Reduced branch operating margins associated with broker fee rate compression experienced in the regulated provinces and increased new branch openings;

•	An increase in retention payments, as a percentage of revenue, as a result of rate compression experienced in the regulated provinces; and

•	The Company’s share of our equity loss on our investments in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc.

EBITA, adjusted to remove the impact of class action settlements, was $51.0 million for the fifteen month period ended September 30, 2010, compared to $35.5 million for the year ended June 30, 2009. The increase is due to increased revenues, BOI and the change in the year end. Our EBITA for the fifteen month period ended September 30, 2010, was $48.1 million compared to $28.6 million for the year ended June 30, 2009.

The implementation of provincial industry rate regulations commenced in August 2009.  We have welcomed the new industry regulations that have provided long-term future stability and growth opportunities.  We have successfully complied with the implementation of regulations in British Columbia, Alberta, Ontario and Nova Scotia, representing 81% of our branches.  With the implementation of regulations, we have experienced a decrease in our margins as a result of the introduction of rate caps. To help us transition through the implementation of regulations, we have utilized short-term incentive programs. The decreased margins and increased expenses have been more than offset by the increases in loan volumes achieved through the maturing of branches, consolidations, and increased loan amounts within regulated provinces, increased branch counts, and increased revenues from other services.

We continue to view regulation as a positive for us and expect the benefits to accrue over the long-term. These are welcome developments that demonstrate to capital markets that the industry is now supported by a high degree of regulatory certainty and that the industry’s long-term stability has been secured.  We have accommodated regulation more effectively than some competitors and there has been industry consolidation as a result.  Regulation has positioned us to lend our own capital which we anticipate will result in improved margins in the future. We believe that industry regulation will encourage previously untapped consumer segments to enter the market and offer new revenue opportunities.

Product and revenue diversification initiatives continue to generate positive results. Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid MasterCard, debit cards, term loans and prepaid phone cards) increased to a record $50.2 million for the fifteen month period ended September 30, 2010, up from $27.9 million for the year ended June 30, 2009. We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and complement our core products, and increasing the value generated from our existing suite of products.

Other revenues have increased significantly as a result of the introduction of new products and other product enhancements.

Management has established, as a strategic priority, the requirement to improve the revenue and earnings contributions from our lowest-performing branches. The effective execution of corporate-directed branch action plans has increased the number of profitable branches, and the earnings contribution from our lowest-performing branches.

Staff turnover remained consistent during the year. We believe this consistency in staff turnover was achieved through increased communications as a result of our Cash Store TV platform, increased training to associates through our Cash Store College platform, integrated marketing and sales training programs, and an innovative profit-sharing compensation program which ties associates’ performance to our strategic vision.

We are well positioned to fund future growth initiatives and working capital requirements with a cash position of $19.6 million and a positive working capital of $15.3 million as at September 30, 2010. During the fifteen month period ended September 30, 2010, working capital increased by $5.6 million from $9.7 million at June 30, 2009, despite our expansion, BC class action payments, acquisitions, and dividend payments. We continue our efforts to capitalize on our strong financial position to secure lower cost capital, which has been made possible as a result of a stable regulatory environment implemented within 81% of our current markets.

Industry and economic review

Many provinces are currently working through a process to establish consumer protection measures for the payday loan industry.  These measures will include rate caps and a ban on rollovers. The Company expects regulation to be positive for its operations and anticipates that it will be able to accommodate its business model to anticipated rate caps.  In addition, the Company's voluntary implementation of a prohibition on the provision of rollovers has given it a competitive advantage over those companies that have not done so in advance of the now regulated prohibition on these practices.

It should be noted that the provincial legislation does not apply to or affect federally regulated banks.  A number of the services offered at Cash Store and Instaloans locations are provided by an independent third party bank, and are not subject to provincial regulation.

The following rate caps are currently in effect:  Nova Scotia - $31 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned.  Newfoundland has announced that it does not intend to enact local legislation.  While at this stage it remains difficult to specify expected rates for the remaining provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. Below is a summary of rate caps per province:

	Rate
	per	Date enacted or
	$100	anticipated
Nova Scotia	31	August 1, 2009
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	First quarter fiscal 2011

SELECTED FINANCIAL INFORMATION

		Three Months	Three Months	Fifteen Months	Twelve Months
Thousands of dollars, except for per share amounts and branch figures		Ended	Ended	Ended	Ended
Consolidated results		September 30	September 30	September 30	June 30
		2010	2009	2010	2009
No. of branches	Canada	542	451	542	424
	United Kingdom	2	-	2	-
		544	451	544	424
Revenue
Brokerage		$36,453	$34,042	$171,612	$122,572
Other income		13,306	7,596	50,165	27,933
		49,759	41,638	221,777	150,505
Branch expenses
Salaries and benefits		13,698	10,972	62,265	40,634
Retention payments		6,934	5,100	28,167	17,988
Selling, general and administrative		4,739	4,412	21,875	17,326
Rent		4,259	3,082	17,907	11,300
Advertising and promotion		1,223	1,059	5,536	3,971
Provision for loan losses		454	32	788	49
Amortization of capital assets		1,566	1,256	7,006	4,679
		32,873	25,913	143,544	95,947
Branch operating income		16,886	15,725	78,233	54,558
Regional expenses		2,582	2,325	14,336	8,169
Corporate expenses		5,048	4,141	21,166	16,627
Other amortization		13	571	2,055	1,333
Income before income taxes and class action settlements		9,243	8,688	40,676	28,429
Class action settlements		-	-	2,915	6,910
EBITA *		11,132	10,725	48,100	28,583
Net income and comprehensive income		$7,682	$5,640	$26,464	$14,647
Weighted average number of shares outstanding
- basic		17,071	16,817	16,913	17,958
- diluted		17,533	17,197	17,522	18,040
Basic earnings per share
Income before class action settlement costs		$0.44	$0.34	$1.69	$1.08
Net income and comprehensive income		0.44	0.34	1.56	0.82
Diluted earnings per share
Income before class action settlement costs		0.42	0.33	1.63	1.07
Net income and comprehensive income		$0.42	$0.33	$1.51	$0.81
Consolidated Balance Sheet Information
Working capital		$15,282	$8,112	$15,282	$9,667
Total assets		115,045	87,551	115,045	83,796
Total long-term liabilities		9,882	3,423	9,882	2,959
Total liabilities		31,690	20,841	31,690	17,944
Shareholders' equity		$83,355	$66,710	$83,355	$65,852
*EBITA - earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

FINANCIAL ANALYSIS

This analysis provides an overview of our financial results for the fifteen months ended September 30, 2010, compared to the year ended June 30, 2009.

Branch Count

This section contains forward-looking statements.  See Cautionary Statement Regarding Forward-Looking Information.

At September 30, 2010, we had 544 branches, in total, including two branches in the UK.  This is an increase of 120 branches, compared to 424 branches (2009 - Canada - 424 and UK - nil) as at June 30, 2009. During the fifteen months ended September 30, 2010, 126 new branches were added and six branches were consolidated with nearby branches. Branch performance continues to be monitored and consolidations will occur when efficiencies can be achieved.

	Jun 30-02	Jun 30-03	Jun 30-04	Jun 30-05	Jun 30-06	Jun 30-07	Jun 30-08	Jun 30-09	Sep 30-10
Opening	5	20	57	108	277	338	358	384	424
Organic	15	37	51	67	61	20	37	31	104
Acquired	0	0	0	102	6	0	0	18	22
Consolidations	0	0	0	0	(6)	0	(11)	(9)	(6)
Closing	20	57	108	277	338	358	384	424	544

Surpassing our growth strategy, we increased by 120 new branches over the fifteen month period ended September 30, 2010 due in large part to a greater number of branch openings than anticipated and the acquisition of 22 branches. Branch performance continues to be monitored, and consolidations will occur when efficiencies can be achieved. We anticipate adding 70 to 80 branches over the next year in Canada and anticipate an expansion of eight to ten branches through fiscal 2011 in the UK.

Material factors that determine the number of branch openings include availability of suitable locations with suitable lease terms and favorable market rates.

Revenue

Revenue increased 47.4% to $221.8 million for the fifteen month period ended September 30, 2010, from $150.5 million for the year ended June 30, 2009.  The higher revenue reflects an increase in both brokerage fees and other services.  The growth in both areas of revenue is due to:

•	120 additional branches;

•	the maturing of existing branches;

•	positive contributions from our new product initiatives, including bank accounts, which resulted in record revenue from other sources;

•
increased same branch revenues as a result of record revenue from other sources. The most significant impact was the introduction of bank accounts. Also same branch revenue, as it relates to the brokering of loans, remained consistent as a result of brokerage fee rate compression in regulated provinces offset by higher loan volumes; and

•	fifteen months in 2010 compared to twelve in 2009.

The table below illustrates consistent growth in a majority of branch age categories contributing to the overall growth in revenue.

					Average Revenue per Branch per
(Thousands of dollars, except branch figures)			Revenues		Month
		Fifteen Months	Twelve Months		Fifteen Months	Twelve Months
		Ended	Ended		Ended	Ended
	Number of	September 30	June 30%		September 30	June 30
Year Opened	Branches	2010	2009	Change	2010	2009
2001*	94	$49,280	$39,983	23%	$35	$35
2002	13	9,202	6,839	35%	47	44
2003	35	20,683	15,959	30%	39	38
2004	52	27,600	20,805	33%	35	33
2005	66	32,722	24,517	33%	33	31
2006	53	24,860	18,283	36%	31	29
2007**	37	12,104	7,071	71%	22	16
2008	34	13,829	9,131	51%	27	22
2009	48	14,180	4,093	246%	20	7
2010	112	15,657	-	100%	9	-
	544	220,117	146,681	50%	$27	$22
Consolidation of branches		272	1,316
Other		1,388	2,508
Continuing operations		$221,777	$150,505
* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

The following table depicts the split between brokerage fees and other revenues:

	Three Months	Three Months	Fifteen Months	Twelve Months
(thousand of dollars)	Ended	Ended	Ended	Ended
	September	September	September	June
	2010	2009	2010	2009
Revenues
Brokerage fees	$36,453	$34,042	$171,612	$122,572
Other	13,298	7,582	50,142	27,681
	49,751	41,624	221,754	150,253
Interest income	8	14	23	252
	$49,759	$41,638	$221,777	$150,505

Broker fees for the fifteen months ended September 30, 2010, increased to $171.6 million, up 40.0% from $122.6 million for the year ended June 30, 2009, as a direct result of improved loan volumes, 120 additional branches, the maturing of existing branches, the longer fiscal period, and the increased focus on growth through the establishment and communication of higher expectations at all levels, improved staff retention, increased marketing initiatives, and more effective compensation structures.

Revenue from other services (including fees from financial product insurance, cheque cashing, bank accounts, money transfers, pre-paid master cards, debit cards, term loans and prepaid phone cards) for the fifteen month period ended September 30, 2010, increased 79.6% to $50.2 million or 22.6% of revenue, up from $27.9 million or 18.6% of revenue for the year ended June 30, 2009.  Other revenues have increased significantly as a result of the introduction of new products and other product enhancements as well as the longer fiscal period. These new products and enhancements are part of our long term strategy to diversify revenue streams through providing our customers with a broader suite of financial services and products.

We have made significant improvements in products and services which complement our existing product lines.  We will continue to progress towards our objectives of diversifying our revenue stream with products which enhance and complement our core products and increasing the value generated from our existing suite of products.

Loans brokered for the fifteen month period ended September 30, 2010, were $847.3 million and averaged $469 per loan, compared to $594.2 million and an average of $456 per loan for the year ended June 30, 2009.

Same Branch Revenues

Same branch revenues for the last 12 months for the 382 locations open since the beginning of October 2008 increased by 4.4% compared to the same period last year, with same branch revenues averaging $401,000 in the current period compared to $384,000 in the prior year.  Same branch revenues increased as a result of record revenues from other sources. The most significant impact on same branch revenues was the introduction of bank accounts. Also, same branch revenue, as it relates to the brokering of loans, remained consistent as a result of brokerage fee rate compression in regulated provinces offset by higher loan volumes. We believe the long-term effects of a stable and effective regulatory environment will be positive for us.

We continue to maximize shareholder value from our network of branches and products. As the cost structure for the existing branch base is relatively fixed, improving same branch revenues is an important objective. Small increases in same branch revenues currently lead to a direct increase in profitability.

Branch Operating Income and Operating Income

Branch operating income for the fifteen month period ended September 30, 2010, was $78.2 million compared to $54.6 million last year.

BOI was down as a percentage of total revenue as a result of a decrease in our margins given lower rate caps, short-term incentive programs used to help through the transition to regulations, and increased expenses due to the opening of 120 new branches and retention payments. The decreased margins and increased expenses have been partially offset by the increases in loan volumes achieved through the maturing of branches, consolidations and increased loan amounts within regulated provinces, increased branch counts, a longer fiscal period and record revenues from other services. BOI, by maturity level, is outlined below:

(Thousands of dollars, except branch figures)		BOI (Loss)		BOI % of Revenues
		Fifteen Months	Twelve Months	Fifteen Months	Twelve Months
		Ended	Ended	Ended	Ended
	Number of	September 30	June 30	September 30	June 30
Year Opened	Branches	2010	2009	2010	2009
2001*	94	$21,481	$17,776	43.6%	44.5%
2002	13	4,306	2,777	46.8%	40.6%
2003	35	9,751	7,436	47.1%	46.6%
2004	52	11,907	8,854	43.1%	42.6%
2005	66	13,021	9,040	39.8%	36.9%
2006	53	9,305	6,028	37.4%	33.0%
2007**	37	4,717	1,910	39.0%	27.0%
2008	34	5,295	2,400	38.3%	26.3%
2009	48	969	(1,876)	6.8%	-45.8%
2010	112	(2,548)	-	-16.3%	0.0%
	544	78,204	54,345
Branches not yet open		(33)	(1)
Consolidation of branches		(296)	(631)
Other		358	845
Branch Operating Income		$78,233	$54,558	35.3%	36.2%
* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Operating income, after removal of non-recurring class action settlement effects, for the fifteen month period ended September 30, 2010, was $28.5 million (12.9% of revenue) compared to $19.4 million (12.9% of revenue) for the year ended June 30, 2009.

Expenses (excluding retention payments, amortization and class action settlements)

Expenses for the fifteen month period ended September 30, 2010, totalled $143.9 million, an increase from $98.1 million for the year ended June 30, 2009.  The increase is primarily due to the addition of 120 new branches, increased bonuses related to higher profitability, short-term incentive programs used to help through the transition to regulations, introduction of new products, an increase in marketing, increased regional and corporate infrastructure costs, a longer fiscal period, and the write-down of our long-term investments as well as one-time costs associated with the start-up in the UK and the listing on the NYSE.

Retention Payments

Third-party lender retention payments for the fifteen months ended September 30, 2010, totalled $28.2 million (3.3% of loans brokered), compared to $18.0 million (3.0% of loans brokered) for the year ended June 30, 2009.  As a percentage of revenue, retention payments have increased to 12.7% for the fifteen months ended September 30, 2010, compared to 12.0% for the year ended June 30, 2009.  The increases as a percentage of revenue and loans brokered are as a result of external collection agencies not meeting expectations, as well as the rate compression experienced as a result of provincial regulation which resulted in higher loan volume offset by lower rates.

Amortization

Amortization of capital and intangible assets for the fifteen months ended September 30, 2010, totalled $9.1 million, compared to $6.0 million for the year ended June 30, 2009. The increase is the result of the addition of 120 new branches, a large scale refresh program for our mature branches and a longer fiscal period.

Income Taxes

Our effective tax rate was 29.9% for the fifteen month period ended September 30, 2010, compared to 31.9% for the year ended June 30, 2009, which was due to reductions in federal tax rates.

LIQUIDITY AND CAPITAL RESOURCES

Our cash increased to $19.6 million at September 30, 2010, compared to $18.5 million at June 30, 2009. Significant items impacting cash for the fifteen month period:

•	Cash generated from operating activities, before non-cash operating items of $38.1 million;

•	Receipt of the RIA Financial Services, a division of Euronet Worldwide Inc., signing bonus of $7.0 million;

•	A $7.5 million increase in other receivables;

•	BC Class action payments of $6.5 million;

•	Capital and intangible asset expenditures of $20.6 million primarily relating to branch openings and retrofits;

•	Acquisition of EZ Cash and Affordable Payday Loans for a total of $5.3 million;

•	Increase in consumer loans receivable of $5.0 million as a result of on balance sheet lending;

•	Dividend payments of $9.1 million;

•	The repurchase of our shares in the amount of $3.3 million pursuant to a normal course issuer bid;

•	Issuance of common shares for proceeds from exercised options of $2.4 million; and

•	Investment in RTF Financial Holdings Inc. of $360,000.

At September 30, 2010, our working capital position totalled $15.3 million compared to $9.7 million as of June 30, 2009.

Normal Course Issuer Bid

On June 30, 2009, we announced our intention to make a normal course issuer bid (Bid) to purchase, through the facilities of the Toronto Stock Exchange, certain of our outstanding common shares. We repurchased 387,799 common shares (June 30, 2009 - 1,218,470 common shares) at a cost of $3.3 million for the fifteen months ended September 30, 2010 (June 30, 2009 - $7.1 million).  Common shares purchased pursuant to the Bid were cancelled.

Contractual Obligations

Our contractual obligations over the next five years and thereafter are summarized in the table below. For additional information, see Notes 15 and 20 (a) of our audited consolidated financial statements for the fifteen month period ending September 30, 2010.

					5 Years
(thousands of dollars)	1 Year	2 Years	3 Years	4 Years	and >	Total
Obligations under capital leases	$1,081	$640	$323	$123	$-	$2,167
Operating leases	17,443	15,908	12,787	9,570	5,759	61,467
	$18,524	$16,548	$13,110	$9,693	$5,759	$63,634

SUMMARY OF QUARTERLY RESULTS

The financial results for each of the last eight quarters are summarized in the following table. The results demonstrate a continued emphasis on revenue growth compared to the prior quarters with an equal emphasis on management programs for underperforming branches.

In general, improved results reflect a pattern of maturation in our branch network. There was an increase in brokerage revenue over prior periods due to our renewed emphasis on revenue growth. Branch expenses and overall expenses have also steadily increased due to an increased number of branches in operation and costs associated with adding infrastructure at the regional and corporate levels, enhancements to our information technology (IT) infrastructure, and costs associated with the class action settlements and regulations.

From a seasonality perspective, we believe that our revenues are generally stronger in the third and fourth quarters followed by the first and second quarter. In addition, quarterly results of operations are impacted by the number and timing of new branch openings.

(thousands of dollars, except for per share amounts and branch figures)										Twelve Months Ended
		F2010					F2009			September 30
		Q5	Q4	Q3	Q2	Q1	Q4	Q3	Q2	2010	2009
Consolidated Results
No. of branches	Canada	542	523	489	469	451	424	423	415	542	451
	United Kingdom	2	2	-	-	-	-	-	-	2	-
		544	525	489	469	451	424	423	415	544	451
Loan volume		$184,110	$174,902	$157,653	$164,819	$165,866	$156,831	$142,465	$147,041	$681,484	$612,203
Brokerage		$36,453	$35,346	$31,440	$34,332	$34,041	$32,380	$29,519	$30,276	$137,571	$126,216
Other income		13,306	12,016	9,317	7,954	7,598	7,351	6,787	6,774	42,593	28,510
		49,759	47,362	40,757	42,286	41,639	39,731	36,306	37,049	180,164	154,725
Branch expenses
Salaries and benefits		13,698	13,695	12,206	11,694	10,972	11,068	10,249	9,801	51,293	42,090
Retention payments		6,934	5,833	5,300	5,000	5,100	4,600	4,537	4,600	23,067	18,837
Selling, general and administrative		4,739	4,361	4,248	4,114	4,412	4,027	4,752	4,318	17,462	17,509
Rent		4,259	3,780	3,479	3,307	3,082	2,987	2,956	2,671	14,825	11,696
Advertising and promotion		1,223	1,171	1,023	1,060	1,059	1,028	942	1,005	4,477	4,034
Provision for loan losses		454	200	86	16	32	24	13	12	756	81
Amortization of capital assets		1,566	1,477	1,374	1,334	1,256	1,218	1,211	1,141	5,751	4,826
		32,873	30,517	27,716	26,525	25,913	24,952	24,660	23,548	117,631	99,073
Branch operating income		16,886	16,845	13,041	15,761	15,726	14,779	11,646	13,501	62,533	55,652
Regional expenses		2,582	3,862	3,045	2,850	2,357	2,333	2,140	2,024	12,339	8,854
Corporate expenses		5,048	4,526	3,700	3,751	4,141	5,011	4,523	3,688	17,025	17,363
Other amortization		13	405	279	787	571	527	311	282	1,484	1,691
Net income before income taxes and class action settlements		9,243	8,052	6,017	8,373	8,657	6,908	4,672	7,507	31,685	27,744
Class action settlements		-	100	2,715	100	-	5,000	-	1,910	2,915	6,910
EBITA*		11,132	10,325	5,275	10,643	10,725	3,891	6,460	7,303	37,375	28,379
Net income and comprehensive income		$7,682	$5,476	$2,199	$5,467	$5,640	$1,232	$3,067	$4,292	20,824	14,231
Basic earnings per share
Net income and comprehensive income		$0.44	$0.32	$0.13	$0.33	$0.34	$0.07	$0.18	$0.23	$1.22	$0.82
Diluted earnings per share
Net income and comprehensive income		$0.42	$0.31	$0.13	$0.32	$0.33	$0.07	$0.18	$0.23	$1.18	$0.81
*EBITA - earnings from operations before interest, income taxes, stock-based compensation, amortization of capital and intangible assets

Fifth Quarter

The first quarter of 2010 (July 1, 2009 to September 30, 2009) is used as the comparison to the fifth quarter of 2010 (July 1, 2010 to September 30, 2010) as they are comprised of the same calendar months.

Net income from continuing operations for the fifth quarter of fiscal 2010 increased to $7.7 million, compared to $5.6 million for the first quarter.  Diluted earnings per share for continuing operations for the fifth quarter were $0.42 per share ($0.44 basic), compared to $0.33 per share ($0.34 basic) for the first quarter.

BOI for the quarter, by maturity level, is outlined below:

(Thousands of dollars, except branch figures)		BOI (Loss)		BOI % of Revenues
	Number of	September 30	September 30	September 30	September 30
Year Opened	Branches	2010	2009	2010	2009
2001*	94	$4,905	$4,940	48.9%	48.1%
2002	13	1,016	834	52.8%	44.5%
2003	35	2,162	1,916	50.6%	45.7%
2004	52	2,477	2,345	43.6%	42.7%
2005	66	2,911	2,590	42.3%	39.6%
2006	53	1,844	1,822	36.4%	36.3%
2007**	37	1,246	813	38.4%	39.2%
2008	34	1,334	878	45.5%	32.9%
2009	48	296	(202)	9.2%	-7.1%
2010	112	(1,188)	-	-19.4%	-
	544	17,003	15,936
Branches not yet open		(29)	(311)
Consolidation of branches		(26)	(209)
Other		(62)	309
Branch Operating Income		$16,886	$15,725
* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

BOI has increased 7.4% to $16.9 million in the fifth quarter compared to $15.7 million in the first quarter.  The increase was caused by the maturing of branches, increased emphasis on growth, increased same branch revenues and effective execution of action plans for underperforming branches.

Revenue for the fifth quarter of fiscal 2010 increased to a record $49.8 million, compared to $41.6 million for the first quarter due to an additional net 93 new branches operating since the first quarter of fiscal 2010 and increases in same branch revenues.

					Average Revenue per Branch per
(Thousands of dollars, except branch figures)		Revenues			Month
	Number of	September 30	September 30%		September 30	September 30
Year Opened	Branches	2010	2009	Change	2010	2009
2001*	94	$10,021	$10,261	-2%	$36	$36
2002	13	1,923	1,876	3%	49	48
2003	35	4,269	4,194	2%	41	40
2004	52	5,684	5,497	3%	36	35
2005	66	6,876	6,540	5%	35	33
2006	53	5,069	5,022	1%	32	32
2007**	37	3,243	2,075	56%	29	19
2008	34	2,935	2,665	10%	29	26
2009	48	3,204	2,865	12%	22	20
2010	112	6,132		100%	18	-
	544	49,356	40,995	20%	$30	$25
Consolidation of branches		9	101
Other		394	542
Continuing operations		$49,759	$41,638
* Instaloans branches were acquired by Cash Store Financial on April 22, 2005; they have been operating since 2001.
** EZ Cash branches were acquired by Cash Store Financial on April 26, 2010; they have been assumed on average to be operating since 2007.

Same branch revenues for the 419 locations open since the beginning of July 2009 for the three month period, increased by 4.1% compared to the same period last year, with same branch revenue averaging $101,000 this period compared to $97,000 in the same period last year. Same branch revenues increased through improved associate retention, more effective bonus structures, communication of expectations at all levels of the organization and action plans for our lowest-performing branches.

Loans brokered for the three months ended September 30, 2010, were $184.1 million and averaged $474 per loan, compared to $165.9 million and an average of $377 per loan for the three months ended September 30, 2009.

Expenses for the fifth quarter of fiscal 2010 totalled $32.0 million, compared to $26.0 million in the same first quarter. These increased costs are due to increases in the number of branches, increased bonuses and benefits at all levels, the Company’s share of our equity loss on our long-term investments, infrastructure additions at the regional and corporate levels along with enhancements in our IT infrastructure and increased costs associated with provincial regulations. Retention payments totalled $6.9 million in the fifth quarter, compared to $5.1 million in the first quarter. The amortization of capital and intangible assets was $1.6 million.

Our effective tax rate was 16.9% for the quarter ended September 30, 2010, compared to 35.1% for the first quarter. The decrease was caused by lower effective rates being applied on current and future taxes.

RELATED PARTY TRANSACTIONS

We own 18.3% of the outstanding common shares of The Cash Store Australia Holdings Inc. Included in other receivables as of September 30, 2010, was $7,000 (June 30, 2009 - $1,000) receivable from The Cash Store Australia Holdings Inc.  We entered into an interim service agreement with AUC to provide ongoing services such as financial and accounting support and contracts administrative services, and the use of our IT and telecommunication systems. Included in selling, general, and administrative expenses is a recovery of $362,000 (June 30, 2009 - $82,000).  These transactions were subject to normal trade terms and were measured at the actual exchange amount. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in AUC. The receivable was repaid subsequent to year-end.

We own 15.7% of the outstanding common shares of RTF Financial Holdings Inc. We entered into an interim service agreement with RTF to provide ongoing services such as financial and accounting support and contracts administrative services.  Included in selling, general, and administrative expenses is a recovery of $120,000 (June 30, 2009 - $nil) relating to these services. These transactions were subject to normal trade terms and were measured at the actual exchange amount.  We have a $485,000 (June 30, 2009 - $nil) receivable from RTF. Amounts due are non-interest bearing, unsecured and have no specified terms of repayment. Certain employees, directors, and officers have an ownership in RTF. The receivable was repaid subsequent to year-end.

RISK FACTORS AFFECTING PERFORMANCE

Our financial and operational performance is potentially affected by a number of factors including, but not limited to, changing consumer protection regulations, industry and company specific class action lawsuits, access to third-party lenders and other issues described in our most recent Annual Information Form (AIF).  As a company, we identify risks in four main categories: 1) operational; 2) financial; 3) legal and regulatory; and 4) strategic.  A more detailed discussion of our risk factors is presented in our most recent AIF filed with the securities regulatory authorities on SEDAR (www.sedar.com). Our Risk Management department works continually to assess and mitigate the impact of potential risks to our stakeholders.

Consumer Protection Regulations

Cash Store Financial’s business is subject to various federal and provincial laws and regulations, including federal interest rate laws and the various provincial consumer protection laws and regulations. The laws and regulations are subject to change and could impose unforeseen costs or limitations on the way we conduct or expand our business.

Five provinces have worked through a process to establish consumer protection measures for the payday loan industry which represents 81% of our branches.  These measures include rate caps and a ban on rollovers. The Company expects regulation to be positive for its operations and anticipates that it will be able to accommodate its business model to anticipated rate caps.  In addition, the Company's voluntary implementation of a prohibition on the provision of rollovers has given it a competitive advantage over those companies that have not done so in advance of the now regulated prohibition on these practices.

It should be noted that the provincial legislation does not apply to or affect federally regulated banks.  A number of the services offered at Cash Store and Instaloans locations are provided by an independent third party bank, and are not subject to provincial regulation.

The following rate caps are currently in effect:  Nova Scotia - $31 per hundred dollars loaned; British Columbia - $23 per hundred dollars loaned; Ontario - $21 per hundred dollars loaned; Manitoba - $17 per hundred dollars loaned; and Alberta - $23 per hundred dollars loaned.  Newfoundland has announced that it does not intend to enact local legislation.  While at this stage it remains difficult to specify expected rates for the remaining provinces, all Canadian jurisdictions appear committed to facilitating a competitive industry. Below is a summary of rate caps per province:

	Rate
	per	Date enacted or
	$100	anticipated
Nova Scotia	31	August 1, 2009
British Columbia	23	November 18, 2009
Ontario	21	December 15, 2009
Alberta	23	March 1, 2010
Manitoba	17	October 18, 2010
Saskatchewan	23	First quarter fiscal 2011

Legal Proceedings

Ontario and the rest of Canada, with the exception of British Columbia and Alberta

On April 13, 2004, a legal proceeding was commenced against The Cash Store Inc. and Instaloans Inc., by Thompson McCutcheon (Plaintiff), a customer.  The Plaintiff obtained an order pursuant to the Class Proceedings Act, 1992, S.O. 1992 c.6 (Class Proceeding Act), as amended, certifying the action as a class proceeding and appointing him as the representative of the class.  The Plaintiff asserted that we were in breach of the Criminal Code of Canada and the Fair Trading Act as the aggregate of all charges, including interest, broker fees and card fees charged, was in excess of those allowed by law.  The Statement of Claim stated that the members of the Class would seek to recover all amounts charged, collected or received by the defendants at a criminal rate of interest and/or at an excessive rate, as well as damages, costs and interest.

On December 2, 2008, the Ontario Superior Court of Justice certified the class action lawsuit as a class proceeding under the Act, and granted approval of the settlement that had been agreed to between us and the representative Plaintiff on behalf of the Class. The settlement does not constitute any admission of liability by Cash Store Financial.

Under the terms of the settlement, we are to pay to the class a minimum of $750,000 and a maximum of $1.5 million in cash and a minimum of $750,000 and a maximum of $1.5 million in credit vouchers to those customers of The Cash Store and Instaloans, exclusive of Alberta and British Columbia, who were advanced funds under a loan agreement and who repaid the payday loan plus brokerage fees and interest in full. The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are fully transferable and have no expiry date. Based on our estimate of the rate of take-up of the available cash and vouchers, a provision of $2.0 million has been recorded to cover the estimated costs of the settlement, including legal fees and other costs.   In addition, we paid the legal fees and costs of the class.  On August 6, 2009, the claims process was concluded and we issued $750,000 in vouchers and $750,000 in cheques to the class members as full and final satisfaction of all claims. As at September 30, 2010, the remaining accrual is $52,000.

British Columbia

On March 5, 2004, an action under the Class Proceedings Act was commenced in the Supreme Court of British Columbia by Andrew Bodnar and others proposing that a class action be certified on his own behalf and on behalf of all persons who have borrowed money from the defendants: The Cash Store Inc., Cash Store Financial and All Trans Credit Union Ltd. The action stems from the allegations that all Payday Loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada. On May 25, 2006, the claim in British Columbia was affirmed as a certified class proceeding of Canada by the B.C. Court of Appeal. In fiscal 2007, the plaintiffs in the British Columbia action brought forward an application to have certain of our customers’ third-party lenders added to the claim.  On March 18, 2008, another action commenced in the Supreme Court of British Columbia by David Wournell and others against Cash Store Financial, Instaloans Inc., and others in respect of the business carried out under the name Instaloans since April 2005, collectively, the “Related Actions”.

On May 12, 2009, we settled the British Columbia Related Actions in principle.  The settlement has been approved by the Court. The settlement does not constitute any admission of liability by us.

Under the terms of the court approved settlement, we are to pay to the eligible class members who were advanced funds under a loan agreement and who repaid the Payday Loan plus brokerage fees and interest in full, or who met certain other eligibility criteria, a maximum estimated amount of $9.4 million in cash and $9.4 million in credit vouchers. Thus, the estimated maximum exposure with respect to this settlement is approximately $18.8 million including approved legal expenses.  The credit vouchers may be used to pay existing outstanding brokerage fees and interest or to pay a portion of brokerage fees and interest which may arise in the future through new loans advanced. The credit vouchers are not transferable and have no expiry date. In addition, we are to pay the legal fees and costs of the class. Based on our estimate of the rate of take-up of the available cash and credit vouchers, an expense of $7.7 million to date has been recorded to cover the estimated costs of the settlement, including legal fees of the Class and costs to administer the settlement fund.  It is possible that additional settlement costs could be required. As at September 30, 2010, the remaining accrual is $2.0 million.

Alberta

We have been served in a prior fiscal period with a Statement of Claim issued in Alberta alleging that we are in breach of s. 347 of the Criminal Code of Canada (the interest rate provision) and certain provincial consumer protection statutes.

The certification motion has been pending since fiscal 2006 and has not yet been heard.  On January 19, 2010, the plaintiffs in the Alberta action brought forward an application to have a related subsidiary, certain of our customers’ third-party lenders, directors and officers added to the Claim.

We believe that we conduct our business in accordance with applicable laws and are defending the action vigorously. However, the likelihood of loss, if any, is not determinable.

Manitoba

On April 23, 2010, an action under the Manitoba Class Proceedings Act was commenced in the Manitoba Court of Queen’s Bench by Scott Meeking against The Cash Store, Instaloans, and Cash Store Financial proposing that a class action be certified on his own behalf and on behalf of all persons in Manitoba and others outside the province who elect to claim in Manitoba and who obtained a payday loan from The Cash Store or Instaloans.  The action stems from the allegations that all payday loan fees collected by the defendants constitute interest and therefore violate s. 347 of the Criminal Code of Canada.

We believe that we conducted our business in accordance within applicable laws and are defending the action vigorously.  Further it will be maintained that most of the proposed class members our bound by the judgment in the settlement of the Ontario class action, as approved by the Ontario Superior Court of Justice and the action may not be maintained in its present form.  However, the likelihood of loss, if any, is not determinable.  Accordingly, no provision has been made for this action in the accounts.

Other

We are also involved in other claims related to the normal course of operations.  Management believes that it has adequately provided for these claims.

Third Party Lenders/Retention Payments

Most funding of short-term advances is currently provided by independent third party lenders. As a result, our business is highly dependent on third party lenders who are willing to make significant funds available for lending to our customers. There are no assurances that the existing or new third party lenders will continue to make funds available. Any reduction or withdrawal of funds could have a significant material adverse impact on our results of operations and financial condition.

To facilitate the short-term advance business, we have entered into written agreements with a number of third party lenders who are prepared to consider lending to our customers. Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services. The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided we have properly performed our duties under the terms of the agreements. In the event we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our Board of Directors regularly approves a resolution which authorizes us to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders who continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to deflect the impact of the loan losses they experienced.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by the Board of Directors.

CRITICAL ACCOUNTING ESTIMATES

Our accounting policies are integral to understanding and interpreting the financial results reported in this MD&A. The significant accounting policies used in preparing our consolidated financial statements are summarized in Note 1 to those statements which are available on SEDAR at www.sedar.com. Certain policies included in Note 1 are considered to be particularly important to the presentation of our financial position and results of operations, because they require Management to make difficult, complex or subjective judgments and estimates, often as a result of matters that are inherently uncertain, which may result in materially different results under different assumptions and conditions. The following is a discussion of those critical accounting estimates. These estimates are adjusted in the normal course to reflect changing underlying circumstances. The impact and any associated risks related to these critical accounting estimates on our business may also be discussed elsewhere in this MD&A.

Revenue Recognition

Revenue arising from brokering short-term advances for customers is recognized once all services have been rendered, all advance amounts have been received by the customer and we have received the brokerage fee.

Revenue arising from direct lending of short-term advances to customers is recognized on a constant yield basis ratably over the term of the related loan.

Revenue from the our cheque cashing, money order sales, money transfer, bill payment services and other miscellaneous services is recognized when the transactions are completed at the point-of-sale in the branch and the related fee charged has been received.

Consumer Loans Receivable

Unsecured short-term and longer-term advances that we originate on our own behalf are reflected on the balance sheet in consumer loans receivable. Consumer loans receivables are reported net of a provision.

Provisions for Loan Losses

Loans in default consist of short-term consumer loans originated by us, which are past due. A provision for loan losses are recorded when we no longer have reasonable assurance of timely collection of the full amount of principal and interest. The provision for loan losses reduces the carrying amount of consumer loan receivables to their estimated realizable amounts. The estimated realizable amount is determined by discounting expected future cash flows associated with the consumer loan receivables at the original effective interest rate inherent in the loans. The provision is reviewed monthly and any additional provision as a result of historical loan performance, current and expected collection patterns and current economic trends is included with our loan losses at that time. If the loans remain past due for an extended period of time, an allowance for the entire amount of the loan is recorded and the receivable is ultimately written off.

Retention Payments

The Company, through The Cash Store and Instaloans banners, acts as a broker on behalf of income earning consumers seeking short-term advances.  Funding of most short-term advances is provided by independent third party lenders.  The advances are repayable by the customer to the third party lenders and represent assets of the lenders; accordingly, they are not included on our balance sheet.

To facilitate the short term advance business, we have entered into written agreements with a number of third party lenders that are prepared to consider lending to our customers.  Pursuant to these agreements, we provide services to the lenders related to the collection of documents and information as well as loan collection services.  The agreements also provide that the third party lenders are responsible for losses suffered on account of uncollectible loans provided that we have properly performed our duties under the terms of the agreements. In the event that we do not properly perform our duties and the lenders make a claim as required under the agreement, we may be liable to the lenders for losses they have incurred. A liability is recorded when it is determined that we have a liability under the agreement.

Our Board of Directors regularly approves a resolution which authorizes management to pay a maximum amount of retention payments per quarter to third party lenders as consideration to those lenders that continue to be willing to fund advances to our customers. While the third party lenders have not been guaranteed a return, the decision has been made to voluntarily make retention payments to the lenders to lessen the impact of loan losses experienced by the third party lenders.  Retention payments are recorded in the period in which a commitment is made to a lender pursuant to the resolution approved by our Board of Directors.

Amortization Policies and Useful Lives

We depreciate the cost of capital assets and intangible assets over the estimated useful service lives of the items.  These estimates of useful lives involve considerable judgment.  In determining these estimates, we take into account industry trends and company-specific factors, including changing technologies and expectations for the in-service period of these assets.  On an annual basis, we reassess our existing estimates of useful lives to ensure they match the anticipated life of the asset from a revenue-producing perspective.  If the in-service period change happens more quickly than we have anticipated, we may have to shorten the estimated life of certain capital or intangible assets, which could result in higher depreciation expenses in future periods or an impairment charge to write down the value of capital or intangible assets.

Goodwill

Goodwill represents the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to the assets acquired, fewer liabilities assumed, based on their fair values. Goodwill is allocated as of the date of the business combination to the Company’s reporting units that are expected to benefit from the business combination. Goodwill is initially recognized as an asset at cost and is subsequently measured at cost less any accumulated impairment losses.

Goodwill is not amortized and is tested for impairment annually on July 1st of each year, or more frequently if events or changes in circumstances indicate it may be impaired. The impairment test is carried out in two steps. In the first step, the carrying amount of the reporting unit is compared to its fair value. When the fair value of a reporting unit exceeds its carrying amount, goodwill of the reporting unit is considered not to be impaired and the second step of the impairment test is unnecessary. The second step is carried out when the carrying amount of a reporting unit exceeds its fair value, in which case the implied fair value of the reporting unit’s goodwill is compared with its carrying amount to measure the amount of the impairment loss, if any. The implied fair value of goodwill is determined in the same manner as the value of goodwill is determined in a business combination described in the preceding paragraph, using the fair value of the reporting unit as if it was the purchase price.

When the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of the goodwill, an impairment loss is recognized in an amount equal to the excess.

Intangible Assets

Intangible assets acquired individually or as part of a group of other assets are initially recognized and measured at cost.  The cost of a group of intangible assets acquired in a transaction, including those acquired in a business combination that meet the specified criteria for recognition apart from goodwill, is allocated to the individual assets acquired based on their  fair values.

Intangible assets with finite useful lives are amortized over their useful lives.  Intangible assets with indefinite useful lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

The amortization methods and estimated useful lives of intangible assets, which are reviewed annually, are as follows:

Customer list, contracts and relationships	Straight-line - 3 years
Computer software	Straight-line - 5 years
Non-compete agreements	Term of the agreements
Favourable and unfavourable leases	Term of leases
Brand name	Indefinite life

Long-term investments

The Company applies the equity method of accounting for its investment in The Cash Store Australia Holdings Inc. and RTF Financial Holdings Inc. These investments are recorded at cost plus our share of net income or loss to date.

Leases

Leases are classified as capital or operating depending upon the terms and conditions of the contracts. Obligations under capital leases are recorded as an asset with a corresponding liability. Asset values recorded under capital leases are amortized on a straight-line basis over the period of expected use. Obligations under capital leases are reduced by lease payments net of imputed interest. Operating lease expenses are recorded to selling, general, and administrative expenses.

Contingencies

We are subject to various claims and contingencies related to lawsuits, taxes and commitments under contractual and other commercial obligations.  We recognize liabilities for contingencies and commitments when a loss is probable and capable of being reasonably estimated.  Significant changes in assumptions as to the likelihood and estimates of the amount of a loss could result in recognition of an additional liability.

Income Tax Estimates and Future Income Taxes

Income taxes are accounted for under the asset and liability method. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment or substantive enactment date. A valuation allowance is recorded against any future tax assets if it is more likely than not that the asset will not be realized.

Stock Based Compensation

We have a stock based compensation plan, which is described in Note 16 (b) of our audited consolidated financial statements.  We account for all stock based compensation payments that are settled by the issuance of equity in accordance with a fair value-based method of accounting. Stock based compensation awards are recognized in the financial statements over the period in which the related services are rendered, which is usually the vesting period of the option, or as applicable, over the period to the date an employee is eligible to retire, whichever is shorter, with a corresponding increase recorded in contributed surplus. The fair value is calculated using the Black-Scholes option-pricing model. When options are exercised, the proceeds received by us, together with the amount in contributed surplus associated with the exercised options, are credited to share capital.

Accounting for the Impairment of Long-Lived Assets

Long-lived assets and identifiable intangibles subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of group of assets may not be recoverable. Recoverability of assets to be held and used is assessed by a comparison of the carrying amount of an asset to the sum of future undiscounted cash flows expected to be generated from the use and eventual disposition of the group of assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the group of assets exceeds the fair value of the group of assets. Any assets to be disposed by sale are reported at the lower of carrying amount or fair value less costs to sell. Such assets are not amortized while they are classified as held-for-sale.

Financial Instruments

The financial instruments standard establishes the recognition and measurement criteria for financial assets, financial liabilities and derivatives. All financial instruments are generally required to be measured at fair value on initial recognition of the instrument, except for certain related party transactions. Measurement in subsequent periods depends on whether the financial instrument has been classified as “held-for-trading”, “available-for-sale”, “held-to-maturity”, “loans and receivables”, or “other financial liabilities” as defined by the standard.

Financial assets and financial liabilities “held-for-trading” are measured at fair value with changes in those fair values recognized in net earnings. “Available-for-sale” are measured at fair value, with changes in those fair values recognized in Other Comprehensive Income (OCI). “Held-to-maturity”, “loans and receivables” and “other financial liabilities” are measured at amortized cost using the effective interest method.

Cash and cash equivalents has been designated as “held-for-trading”. Other receivables and consumer loans receivable are designated as “loans and receivables”. Accounts payable and obligations under capital leases are designated as “other financial liabilities”.

Section 3862 is based on International Financial Reporting Standards (IFRS) 7 “Financial Instruments: Disclosures” and requires disclosures, by class of financial instrument that enables users to evaluate the significance of financial instruments for an entity’s financial position and performance, including disclosures about fair value. In addition, disclosure is required of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk. The quantitative disclosures must also include a sensitivity analysis of each type of market risk to which an entity is exposed and show how net income and other comprehensive income would have been affected by reasonably possible changes in the relevant risk variable.

In March 2007, the CICA also issued Handbook Section 3863 to enhance financial statement users’ understanding of the significance of financial instruments to an entity’s financial position, performance and cash flows. This Section establishes standards for presentation of financial instruments and non-financial derivatives. It deals with the classification of financial instruments, from the perspective of the issuer, between liabilities and equity, the classification of related interest, dividends, gains and losses, and the circumstances in which financial assets and financial liabilities are offset. This standard also harmonizes disclosures with IFRS 7. As a result of adopting this standard, new or enhanced disclosure is provided in Note 23.

The main financial risks arising from our financial instruments include interest rate risk, credit risk, liquidity risk, and other market price risk. On a quarterly basis, we review financial risks and set appropriate limits and controls where necessary. Our strategy for managing these risks and our exposure to risks and how they arise has not changed significantly from the prior fiscal year. We do not currently use derivative financial instruments to manage our foreign exchange, interest rate, and credit or liquidity risk and do not hold or issue derivative financial instruments for trading or speculative purposes.

We are not significantly exposed to foreign exchange risk as the majority of operations are in Canada and no significant transactions are being entered into in a foreign denominated currency.  We do not have significant amounts of interest bearing obligations; therefore, our exposure to interest rate fluctuations relative to financial instruments is minimal. Credit risk is the risk of financial loss to us if a customer or counter-party to a financial instrument fails to meet its contractual obligations and arises principally from our cash and cash equivalents, other receivables, supplier receivables, consumer loans receivable, and long-term receivable. The maximum amount of credit risk exposure is limited to the carrying amount of the balances disclosed in these financial statements.

We manage the credit risk associated with our cash and cash equivalents by holding our funds with reputable Canadian financial institutions.  We act primarily as a broker and have no concentration of credit risk with any particular individual, supplier or other entity related to the brokering of payday advance services.  Funding of these short-term advances is provided by independent third party lenders. The advances are repayable by the customer to the third party lenders and represent assets of the lenders.  We also directly lend to our customers and have no significant concentration of credit risk with any particular individual related to short-term advances. To mitigate our credit risk, we perform on-going credit evaluations, aging of the receivable, payment history, security, and allow for uncollectible amounts when determinable. As at September 30, 2010, there are no significant past due accounts and there have been no impairment adjustments made to the accounts.  The maximum exposures to credit risk are represented by the carrying amount of other receivables and consumer loans  receivable which are approximately $14.9 million.

We are exposed to liquidity risk as there is a chance that we will not be able to meet our financial obligations as they become due or will not receive sufficient funds from our third party lenders to advance to our customers.  We manage all liquidity risk by maintaining a sufficient working capital amount through daily monitoring of controls, cash balances and operating results.  Our principal sources of cash are funds from operations.  The maximum exposures to liquidity risk are represented by the carrying amount of accounts payable and accrued liabilities and obligations under capital leases which is approximately $19.0 million.

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535. This standard requires that an entity disclose information that enables users of its financial statements to evaluate an entity’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.

Our objective when managing capital is to provide a return to our shareholders by fairly pricing our services with the associated level of risk while being able to sufficiently fund future growth initiatives.  We define capital that we manage as the aggregate of our shareholders’ equity, which is comprised of share capital, contributed surplus and retained earnings.

In order to maintain or adjust our capital structure, we, upon approval from our Board of Directors, may issue shares, repurchase shares through a normal course issuer bid, pay dividends or undertake other activities as deemed appropriate under the specific circumstances. Our Board of Directors reviews and approves any material transactions out of the ordinary course of business, including proposals on acquisitions or other major investments or divestures, as well as capital and operating budgets.

We set the amount of capital in proportion to risk and manage the capital structure and make adjustments to it based on economic or regulatory changes.  In order to maintain or modify the capital structure, we may seek additional sources of capital.  We have limited reliance on debt facilities and are not subject to any restrictive covenants.  Our capital management objectives, policies and procedures were unchanged since the prior year-end.

CHANGES IN ACCOUNTING POLICIES AND PRACTICES

Goodwill and Intangible Assets

In February 2008, the CICA issued Handbook Section 3064 (Section 3064) Goodwill and Intangible Assets. Section 3064, which replaces Section 3062, Goodwill and Intangible Assets and Section 3450, Research and Development Costs, establishes standards for the recognition, measurement, and disclosure of goodwill and intangible assets. The provisions relating to the definition and initial recognition of intangible assets, including internally generated intangible assets, are equivalent to the corresponding provisions of International Reporting Standard IAS 38, Intangible Assets.  We have adopted this standard commencing July 1, 2009, and it has been applied retroactively resulting in $3.2 million of net assets being reclassified from capital assets to intangible assets in the comparative June 30, 2009, balance sheet, as well as $40,000 of amortization being reclassified from amortization of capital assets to amortization of intangible assets for the year-ended June 30, 2009.

Business Combinations

In January 2009, the CICA issued Handbook Section 1582, “Business Combinations,” which replaces the existing standard. This section establishes the standards for accounting for business combinations, and states that all assets and liabilities of an acquired business will be recorded at fair value. Obligations for contingent considerations and contingencies will also be recorded at fair value at the acquisition date. The standard also states that acquisition related costs will be expensed as incurred, and that restructuring charges will be expensed in the periods after the acquisition date and non-controlling interests will be measured at fair value at the date of acquisition. This standard is equivalent to the International Financial Reporting Standards on business combinations. This standard is applied prospectively to business combinations with acquisition dates on or after January 1, 2011, and earlier adoption is permitted. We have adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on our consolidated financial statements.

Consolidated Financial Statements

In January 2009, the CICA issued Handbook Section 1601, “Consolidated Financial Statements” which replaces the existing standard. This Section carries forward existing Canadian guidance for preparing consolidated financial statements other than non-controlling interests. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. We have adopted this standard effective July 1, 2009.  The adoption of this standard did not have a significant impact on our consolidated financial statements.

Non-Controlling Interests

In January 2009, the CICA issued Handbook Section 1602, “Non-Controlling Interests” which establishes standards for accounting for non-controlling interests of a subsidiary in the preparation of consolidated financial statements subsequent to a business combination. This standard is equivalent to the International Financial Reporting Standards on consolidated and separate financial statements. The Section is effective for interim and annual financial statements beginning on January 1, 2011, and earlier adoption is permitted. We have adopted this standard effective July 1, 2009. The adoption of this standard did not have a significant impact on our consolidated financial statements.

Financial Instruments - Recognition and Measurement

In June 2009, the CICA amended Handbook Section 3855, "Financial Instruments - Recognition and Measurement," to clarify the application of the effective interest method after a debt instrument has been impaired. The Section has also been amended to clarify when an embedded prepayment option is separated from its host instrument for accounting purposes. The amendments related to the application of the effective interest method apply to interim and annual financial statements relating to fiscal years beginning on or after May 1, 2009, for the amendments relating to the effective interest method. There were no material impacts on our financial position, net earnings or cash flows as a result of adopting these amendments.

The amendments relating to embedded prepayment options apply to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. We are currently evaluating the impact of this amendment.

Financial Instruments - Disclosures

In June 2009, the CICA amended Handbook Section 3862, “Financial Instruments - Disclosures”, to enhance liquidity risk disclosure requirements and to include additional disclosure requirements about inputs to fair value measurements within the financial instruments, including their measurement within a hierarchy that prioritizes the input to fair value measurement. The hierarchy for inputs used in measuring fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy based on the reliability of inputs are as follows:

Level 1 - inputs are unadjusted quoted prices of identical instruments in active markets.

Level 2 - inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 - inputs used in a valuation technique are not based on observable market data in determining fair values of these instruments.

 Equity

In August 2009, the CICA amended presentation requirements of Handbook Section 3251, “Equity”, as a result of issuing Section 1602, “Non-Controlling Interests”.  The amendments apply only to entities that have adopted Section 1602.  We have evaluated the impact of adopting this standard on our consolidated financial statements and no changes were made.

Comprehensive Revaluation of Assets and Liabilities

In August 2009, the CICA amended Handbook Section 1625, “Comprehensive Revaluation of Assets and Liabilities” as a result of issuing Section 1582, “Business Combinations”, Section 1601, “Consolidated Financial Statements”, and Section 1602, “Non-Controlling Interest” in January 2009.  The amendments apply prospectively to comprehensive revaluations of assets and liabilities occurring in fiscal years beginning on or after January 1, 2011.  Earlier adoption is permitted provided that Section 1582 is also adopted.  We have adopted this standard effective July 1, 2009.  The adoption of this standard did not have a significant impact on our consolidated financial statements.

RECENT ACCOUNTING PRONOUCEMENTS NOT YET ADOPTED

International Financial Reporting Standards (IFRS)

In 2006, the Canadian Accounting Standards Board (AcSB) published a new strategic plan that significantly affects financial reporting requirements for Canadian public companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period.

In February 2008, the AcSB confirmed that IFRS will be mandatory in Canada for profit-oriented publicly accountable entities for fiscal periods beginning on or after January 1, 2011, unless, as permitted by Canadian securities regulations, the entity was to adopt United States Generally Accepted Accounting Principles (U.S. GAAP) on or before this date. Should the Company decide to adopt IFRS, its first annual IFRS financial statements would be for the year ending September 30, 2012. Beginning with the three month period ending December 31, 2011, the Company would provide unaudited consolidated financial information in accordance with IFRS including comparative figures for the three month period ending December 31, 2010.

We have completed a gap analysis of the accounting and reporting differences under IFRS, Canadian GAAP, and U.S. GAAP, however, management has not yet finalized its determination of the impact of these differences on the consolidated financial statements. This analysis will, in part, determine whether the Company adopts IFRS or U.S. GAAP once Canadian GAAP ceases to exist. We are also closely monitoring standard setting activity and regulatory developments in Canada, the United States and internationally that may affect the timing of its adoption of either IFRS or U.S. GAAP in future periods.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

Management is responsible for establishing and maintaining a system of controls and procedures over the public disclosure of financial and non-financial information regarding the Company. Such controls and procedures are designed to provide reasonable assurance that all material information relating to the Company is recorded, processed, summarized and reported to senior management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO), on a timely basis so that appropriate decisions can be made regarding public disclosure.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Management has designed internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP. There has been no change in the design of the Company’s internal control over financial reporting during the three months ended September 30, 2010, that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

Evaluation of Effectiveness

As required by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings (NI 52-109) issued by the Canadian Securities regulatory authorities, an evaluation of the effectiveness of the design and operation of the Company’s disclosure controls and procedures and internal control over financial reporting was conducted as of September 30, 2010, by and under the supervision of management, including the CEO and CFO. In making the assessment of the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control - Integrated Framework. The evaluation included the certifying officers’ daily interaction with the control systems, walkthroughs, documentation review, observations, enquiries, re-performance, analytical procedures and other tests of controls and audit procedures considered by management to be appropriate in the circumstances. Based on that evaluation, the CEO and CFO have concluded that the Company’s disclosure controls and procedures and internal control over financial reporting were effective as at September 30, 2010.

Limitations on the Effectiveness of Disclosure Controls and Procedures and Internal Controls over Financial Reporting

Our management, including the CEO and CFO, do not expect that our disclosure controls and procedures and internal control over financial reporting will prevent all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable assurance that the control system objectives will be met. The likelihood of achievement is affected by limitations inherent in all internal control systems. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple errors or mistakes. Controls can also be circumvented in numerous ways including collusion, overrides and deception. Another inherent limitation in any system of internal control over financial reporting is the increasing complexity of GAAP. With the changing standards, increasing abundance of Canadian, U.S. and International standards and the varying interpretations of GAAP by professional accountants and regulatory authorities, it is possible that the judgments and interpretations made by us may differ from that of others. In addition to the inherent limitations, the design of a control system must reflect that there are resource constraints, and the expected benefit of controls must be considered relative to the expected costs. Due to inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected. Further, no evaluation of controls can provide absolute assurance that all control issues within a company will be detected.

OUTSTANDING SHARE DATA

As at November 24, 2010, we had 17,094,111 common shares outstanding.  There were also options to purchase 1,010,938 common shares, which if exercised, would provide us with proceeds of approximately $8.2 million.

DIVIDENDS

Prior to August 31, 2007, we had not declared or paid a dividend on the common shares.  We declared our first dividend on August 31, 2007, in the amount of $.025 cents per common share.  In total, dividends of $3.6 million were paid to holders of common shares in fiscal 2008, $5.3 million in fiscal 2009, and $9.1 million in the fifteen months of fiscal 2010 ($1.7 million in the fifth quarter of fiscal 2010). On November 24, 2010, we declared a quarterly dividend of $0.10 per common share. The dividend is payable on December 21, 2010, to shareholders of record on December 6, 2010.

Our current dividend policy is to declare and pay quarterly cash dividends at the discretion of our Board of Directors, as circumstances permit, in an aggregate annual amount equal to approximately 30% of the prior year’s net income.  Our dividend policy and practice will be reviewed from time to time in the context of our earnings, financial condition, the need to retain earnings to fund future growth of our business, and other relevant factors. The declaration of a dividend will always be at the discretion of our Board of Directors.

OTHER

Cautionary Statement Regarding Forward-looking Information

This MD&A contains “forward-looking information” within the meaning of applicable Canadian and United States securities legislation. Forward-looking information includes, but is not limited to, information with respect to our objectives, strategies, operations and financial results, competition as well initiatives to grow revenue or reduce retention payments. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases, or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company, to be materially different from those expressed or implied by such forward-looking information, including, but not limited to, changes in economic and political conditions, legislative or regulatory developments, technological developments, third-party arrangements, competition, litigation, risks associated with but not limited to, market conditions, the availability of alternative transactions, shareholder, legal, regulatory and court approvals and third party consents, and other factors described in the our latest Annual Information Form filed on SEDAR at www.sedar.com under the heading “Risk Factors”. Although we have attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information. We do not undertake to update any forward-looking information, except in accordance with applicable securities laws.

Non-GAAP Measures

This MD&A refers to certain financial measures that are not determined in accordance with GAAP in Canada.  These measures do not have standardized meanings and may not be comparable to similar measures presented by other companies.  Although a measure such as ‘Earnings Before Interest, Income Taxes, Stock-based Compensation, Amortization of Capital and Intangible Assets’ (EBITA) do not have standardized meanings prescribed by GAAP, these measures are used herein or can be determined by reference to our financial statements.  “Same branch revenues” is a non-GAAP measure tracked and reported by us and is generally used to compare the average revenue for a particular group of branches in a current period to that same particular group of branches in a prior period. This non-GAAP measure is a way to gauge the performance of a particular group of branches and is directly related to, and helps explain, changes in total revenue.  Average revenue is defined as revenue for the period divided by the number of branches. “Branch operating income” (BOI) is a non-GAAP measure tracked and reported by us and is generally used to compare the performance at branch level and includes expenses which primarily relate to the operations of the branch network. “Operating income” (OI) is a non-GAAP measure tracked and reported by us and is generally used to compare the income before income taxes and other non-recurring items which primarily relates to the overall operations of the branch, regional and corporate network.  “Regional expenses” is a non-GAAP measure which is used to gauge expenditures at the regional and divisional level and includes compensation of associates including centralized regional departments, Regional Managers, Divisional Vice Presidents and President, as well as other expenses related to the functions of these groups. “Corporate expenses” is a non-GAAP measure which is used to gauge expenditures at the corporate level and includes compensation of associates and related expenses at the corporate office level. These measures are discussed because management believes that they facilitate the understanding of our results as it relates to our operational and financial position.

The following table provides a reconciliation of net income in accordance with GAAP to EBITA for the past eight quarters.

EBITA Reconciliation

(thousands of dollars)	2010 (Fifteen Months)						2009 (Twelve Months)
	Q5	Q4	Q3	Q2	Q1	YTD	Q4	Q3	Q2
Consolidated Results
Net income and comprehensive income	$7,682	$5,476	$2,199	$5,467	$5,640	$26,464	$1,232	$3,067	$4,292
Interest	51	44	29	29	27	180	41	12	10
Income tax	1,561	2,676	1,190	2,822	3,048	11,297	700	1,618	1,316
Stock-based compensation	260	247	205	204	182	1,098	174	240	264
Amortization of capital and intangible assets	1,578	1,882	1,652	2,121	1,828	9,061	1,744	1,523	1,421
EBITA	$11,132	$10,325	$5,275	$10,643	$10,725	$48,100	$3,891	$6,460	$7,303
EBITA adjusted for class action settlements	$11,132	$10,425	$7,990	$10,743	$10,725	$51,015	$8,891	$6,460	$9,213